SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

February 24th, 2016

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01 (the “Resolution”), Credicorp Ltd. complies with notifying you of the following Material Event. Credicorp’s Board of Directors, in its session held on February 24th, 2016, agreed unanimously on the following matters that will submit for consideration and approval at the Company’s Annual General Meeting of Shareholders, which will be held on March 31st, 2016, at 3:00pm:

1.	Approved the Annual Report of the Company for the financial year ended December 31st, 2015 that the Chairman will present at the Annual General Meeting of Shareholders on March 31st, 2016; and the Annual Information Document (DIA – Documento de Información Anual) of Credicorp Ltd. and its subsidiaries for the year 2015.

2.	Approved the audited consolidated financial statements of the Company and its subsidiaries, for the financial year ended December 31st, 2015, including the report of the independent external auditors Gaveglio, Aparicio y Asociados Sociedad de Responsabilidad Limitada, members of PricewaterhouseCoopers in Perú, to be submitted for evaluation and approval of the Annual General Meeting of Shareholders on March 31st, 2016.

3.	Agreed to recommend the appointment of Gaveglio, Aparicio y Asociados Sociedad de Responsabilidad Limitada, members of PricewaterhouseCoopers in Perú, as the independent external auditors of the Company for the financial year 2016, and the authorization to approve the auditor’s fees, in accordance with the proposal and recommendation of the Audit Committee.

Furthermore the Board of Directors also agreed unanimously the following:

1.	To pay its shareholders a cash dividend of S/ 773,085,558.55 for a total of 94,382,317 outstanding shares, which is equivalent to S/ 8.1910 per share. The dividend will be paid in US Dollars using the weighted exchange rate of S/ / US$ 3.5367 registered by the Superintendency of Banks, Insurance and Pension Funds for the transactions at the close of business on February 24th, 2016. The US Dollar dividend amount will be rounded up to four decimals. As a result, the cash dividend per share to be paid amounts to US$ 2.3160. The Board of Directors approved the distribution of dividend according to the Bye-Laws of the Company and considering a total net income attained in the financial year 2015 of S/ 3,092,303,116.51.

2.	To transfer: (i) S/ 1,250,000,000.00 to restricted especial reserves, and (ii) S/ 1,066,370,347.56 to especial reserves. As a result, restricted especial reserves will amount to S/ 10,570,962,766.47, which cannot be used without the authorization of the Superintendency of Banks, Insurance and Pension Funds.

3.	To transfer S/ 2,847,210.40 to retained earnings.

4.	The Board also agreed that the dividends will be paid on May 13th, 2016 to shareholders of record as of April 18th, 2016.

Finally, in accordance with the Resolution we enclose the Annual Report of Credicorp and its audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31st, 2015, including the report of the independent external auditors.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24th, 2016

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative